ANNUAL REPORT

December 31, 2005

Madison **Strategic Sector Premium Fund (MSP)**

Active Equity Management combined with a Covered Call Option Strategy

Madison Investment Advisors, Inc.

www.madisonfunds.com

Table of **Contents**

Management's **Discussion of Fund Performance**

Madison Asset Management, LLC[1] is pleased to present its Annual Report for the Madison Strategic Sector Premium Fund ("MSP") for the fiscal year ended December 31, 2005. Since the Fund's inception on April 27, 2005, we have remained diligent in pursuing our investment objective of seeking a high level of current income and capital gains, with a secondary objective of obtaining capital appreciation. We continue to strategically focus on sectors within the large and mid-cap universe that we believe provide the best opportunities for our "Growth-at-a-Reasonable-Price" style of investing. We continue to write options on high-quality growth stocks and, by doing so, the Fund has been able to provide a steady income return in the form of monthly dividend distributions throughout the year. While we are pleased about our consistent monthly dividend, we are equally as happy with the Fund's market price stability and NAV (net asset value) growth.

The Fund's market price has remained in a consistent trading range during the year commencing operations at $20.00 per share and ending the year at $20.28, a 2.06% premium to NAV. This compared very favorably to an average 7.8% discount for other leading closed-end funds with similar strategies. Its NAV has grown from $19.10 per share at inception to $19.87 on December 31, 2005.[2] Its 8.83% total return based on NAV, including dividends and changes in NAV, compares favorably to the 4.89% increase

of the BXM (CBOE's Buy/Write Index) over the same period of time. Our ability to outperform the BXM Index during the reporting period was, in part, attributable to our decision to sell primarily out-of-the money calls. With the Fund typically having more than 80% of stock holdings covered by out-of-the-money calls, the Fund was able to participate in some stock appreciation as well as enjoy meaningful income generated from call option premiums.

As of December 31, 2005, the Fund held 48 common stocks, comprising approximately 93% of total net assets. We have option premiums on the books of $5,990,194 as of December 31, 2005, generally with expiration dates of 4-months to 1-year into the future.

Calendar year 2005 represented a period of transition for the stock market, generally moving sideways while consolidating the post-bear market rally that drove stocks higher in the prior two years. After a meaningful pause early in the year, stocks moved solidly ahead, gaining almost 10% since the April lows through year-end. Bolstered by a strong economy, the market advance enjoyed solid underpinnings, and should continue to be firm into 2006. Following the recent rally, many stocks in our research universe, including some of the Fund's larger stock holdings, appear rather fully priced. Finding new, attractive stocks had become more difficult as we approached year-end, which suggests that a modest correction is possible in the spring. In fact, any such short term correction would be a welcome event, as it would restore better value and afford us decent opportunities to replace the stocks expected to be called away in January and February.

The Fund's 8.83% return slightly trailed the 9.37% return of the Standard & Poor's 500 Index over the same time period. Attributing

---

[1] Madison Asset Management, LLC, (MAM) a wholly-owned subsidiary of Madison Investment Advisors, Inc., which manages, with its affiliates, over $11 billion in individual, corporate, pension, insurance, endowment and mutual fund assets as of December 31, 2005.

[2] See chart comparing share price and NAV performance at the end of Management's Discussion of Fund Performance.

to this lag was our lack of exposure to cyclical stocks such as those in the Energy sector. Since inception, MSP has concentrated in four primary sectors: Consumer Discretionary and Retail, Technology, Medical Health and Pharmaceutical and Financial. Although the Energy sector showed strong gains in 2005, we refrained from adding any energy stocks to our portfolio. In general, stocks in that industry rarely meet our "growth-at-a-reasonable-price" discipline. Only energy stocks that we believe to have solid long-term growth patterns, strong fundamentals and those which we have a high degree of earnings confidence will be considered for the Fund.

The Fund's stock investment strategy focuses on selecting high quality companies that we believe have strong, consistent earnings growth patterns with attractive valuations. The Adviser believes that the best opportunities in the Fund arise when there are attractive PEG ratios (a company's price-to-earnings ratio divided by its perceived earnings growth rate). In addition to favorable PEG ratios, we focus on companies that tend to have sustainable competitive advantages, high-quality management teams and predictable cash flows.

The Fund's option investment strategy employs an option writing program that involves writing primarily out-of-the-money calls, meaning that the strike price is higher than the common stock price when the call is written. This allows the Fund to participate in some stock appreciation before the stock is subject to being called away. Option premiums have held at reasonable levels throughout 2005, allowing MSP to continue its strategy of selling covered calls on the majority of the portfolio. By focusing on growth names within four specific sectors we have been able to provide opportunities for larger premiums than those that would come from index options.

It is management's objective that all dividends paid fully represent net dividend and interest income and capital gains. None of the dividends for 2006, similar to 2005, are expected to include any return of capital for tax purposes.[3] In addition, we do not anticipate declaring any special or year-end dividends or capital gains distributions in 2006. At the end of 2005, the Madison Strategic Sector Premium Fund will have been in existence for eight months. With the appreciated portion of our stock holdings, we anticipate a growing potential to generate long-term capital gains when the stocks are sold, or more particularly are called away or "assigned" by the exercise of call options. Because the call options, even those of short duration, reduce the cost basis of the stock upon exercise, such call premiums may be effectively transformed into long-term capital gains for tax purposes. Therefore, the Fund's management will soon enter a time when a portion of shareholders' annual dividends might be taxable as long-term capital gains rather than as ordinary income. The manager's challenge for 2006: to obtain the most advantageous tax result for its shareholders while securing the highest possible total investment return.

We expect continued moderate growth in the stock market over the months ahead. Economic momentum has been building, with consumer demand remaining steady. All this against a backdrop of fairly modest

---

[3] As a result, shareholders are not expected to report return of capital for tax purposes. However, for so-called "book accounting" purposes, a portion of the Fund's monthly distributions may be considered "return of capital" until the end of the year when these amounts are recharacterized for tax purposes.

interest rates despite the Federal Reserve's multiple hikes in the Federal Funds rate over the last 18 months. Stocks appear to be fairly valued entering 2006, and thus prices should expand in relative lockstep with rising earnings.

We remain quite pleased with the Fund's success, especially compared to the BXM index and other publicly-traded option writing funds. Our objective is to continue to achieve favorable long-term results, and to maintain and grow the NAV after the payment of dividends.

We appreciate the confidence of the shareholders of the Madison Strategic Sector Premium Fund and would like to extend our appreciation to all shareholders for their continued investment in our Fund.

SHARE PRICE AND NAV PERFORMANCE FOR MADISON STRATEGIC SECTOR PREMIUM FUND



TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2005 FOR MADISON STRATEGIC SECTOR PREMIUM FUND

	% of net assets
Amgen Inc.	4.26%
Morgan Stanley	3.83%
Biogen Idec Inc.	3.67%
Lowe's Cos Inc.	3.60%
Nasdaq-100 Index Trc	3.27%
Bed Bath & Beyond Inc.	3.25%
Intel Corp.	3.14%
Home Depot Inc.	3.06%
Merrill Lynch & Co.	3.05%
Countrywide Financial	2.77%

PORTFOLIO COMPOSITION AS OF DECEMBER 31, 2005 FOR MADISON STRATEGIC SECTOR PREMIUM FUND*



*Percent of Total Investments

Report of **Independent Registered Public Accounting Firm** | December 31, 2005

To the Board of Trustees and Shareholders of Madison Strategic Sector Premium Fund

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments of the Madison Strategic Sector Premium Fund (the "Fund"), as of December 31, 2005 and the related statement of operations, statement of changes in net assets and the financial highlights for the period from April 27, 2005 (commencement of operations) through December 31, 2005. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the Fund's custodian and brokers. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 2005, and the results of its operations, the changes in its net assets and financial highlights for the period from April 27, 2005 (commencement of operations) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 9, 2006

Portfolio of **Investments** | December 31, 2005

Number of Shares		Value
	Common Stocks - 93.3%	
	Business Services - 3.7%	
17,600	Cintas Corp.	$ 724,768
65,000	First Data Corp.	2,795,650
20,000	Hewitt Associates*	560,200
		4,080,618
	Consumer Discretionary - 23.2%	
60,000	American Eagle Outfitters, Inc	1,378,800
100,000	Bed Bath & Beyond Inc.*	3,615,000
50,000	Best Buy Co., Inc.	2,174,000
35,000	Harley-Davidson Inc.	1,802,150
84,000	Home Depot Inc.	3,400,320
30,000	International Game Technology	923,400
55,000	Kohl's Corp.*	2,673,000
60,000	Lowe's Cos, Inc.	3,999,600
60,000	Ross Stores, Inc.	1,734,000
40,000	Target Corporation	2,198,800
51,000	Tiffany & Co.	1,952,790
		25,851,860
	Exchange-Traded Funds - 3.2%	
90,000	Nasdaq-100 Index Tracking Stock	3,637,800
	Financials - 12.9%	
21,100	Affiliated Managers Group, Inc.*	1,693,275
40,000	Citigroup, Inc.	1,941,200
90,000	Countrywide Financial Corp.	3,077,100
50,000	Merrill Lynch & Co., Inc.	3,386,500
75,000	Morgan Stanley	4,255,500
		14,353,575
	Health Care - 20.9%	
60,000	Amgen, Inc.*	4,731,600
90,000	Biogen Idec Inc.*	4,079,700
65,000	Biomet Inc.	2,377,050
80,000	Boston Scientific Co.*	1,959,200
100,000	Health Management Associates, Inc.	2,196,000
40,000	Laboratory Corp. of America Holdings*	2,154,000
60,000	Stryker Corporation	2,665,800
20,000	Waters Corporation*	756,000
35,000	Zimmer Holdings Inc.*	2,360,400
		23,279,750
	Industrial - 5.6%	
45,000	Dover Corp.	1,822,050
25,000	Fed Ex Corp.	2,584,750
25,000	United Parcel Service - Class B	1,878,750
		6,285,550

Number of Shares		Value
	Insurance - 2.7%	
10,000	American International Group, Inc.	$ 682,300
35,000	MGIC Investment Corp.	2,303,700
		2,986,000
	Software - 3.4%	
110,000	Check Point Software Technologies Ltd.*	2,211,000
90,000	Symantec Corp.*	1,575,000
		3,786,000
	Technology - 17.7%	
6,000	Apple Computer Inc.*	431,340
70,000	Applied Materials, Inc.	1,255,800
120,000	Cisco Systems, Inc.*	2,054,400
60,000	EBAY Inc.*	2,595,000
170,000	Flextronics International Ltd.*	1,774,800
70,000	Hewlett-Packard Co.	2,004,100
140,000	Intel Corp.	3,494,400
30,000	Linear Technology Co.	1,082,100
38,000	Mercury Interactive Corp.*	1,056,020
120,000	Oracle Corp.*	1,465,200
60,000	Qlogic Corp.*	1,950,600
20,000	Texas Instruments, Inc.	641,400
		19,805,160
	Total Long-Term Investments (Cost $100,741,403)	104,066,313

Contracts**	Put Options* - 0.6%	
350	S&P 500 Index, Expiring March 2006, Strike price of $1,230 (Cost $617,003)	640,500
	Short-Term Investments - 31.3%	
	Repurchase Agreement -	
	Morgan Stanley issued 12-30-05 at 2.90%, due 1/3/06, collateralized by $35,571,532 in United States Treasury Notes due 2/28/07. Proceeds at maturity are $34,881,236 (Cost $34,870,000).	34,870,000
	Total Investments - 125.2%	
	(Cost $136,228,406)	139,576,813
	Liabilities less cash and other assets - (19.5%)	(21,677,279)
	Total Call Options Written - (5.7%)	(6,392,560)
	Net Assets - 100%	**$111,506,974**

See notes to financial statements.

*Non-income producing.   **100 shares per contract

Contracts (100 shares per contract)	Call Options Written	Expiration Date	Exercise Price	Market Value
100	Affiliated Managers Group, Inc.	June 2006	$ 80.00	$ 54,000
200	American Eagle Outfitters, Inc.	January 2006	27.50	1,000
135	American Eagle Outfitters, Inc.	May 2006	25.00	22,275
100	American Eagle Outfitters, Inc.	May 2006	30.00	5,000
100	American Insurance Group	May 2006	65.00	57,000
350	Amgen, Inc.	January 2006	60.00	659,750
250	Amgen, Inc.	July 2006	85.00	87,500
60	Apple Computers	January 2006	37.50	206,700
700	Applied Materials	April 2006	17.00	119,000
200	Bed Bath & Beyond, Inc.	January 2006	42.50	1,000
170	Bed Bath & Beyond, Inc.	February 2006	42.50	1,275
400	Bed Bath & Beyond, Inc.	May 2006	37.50	80,000
230	Bed Bath & Beyond, Inc.	May 2006	45.00	6,900
500	Best Buy Co., Inc.	June 2006	45.00	180,000
50	Biogen Idec Inc.	January 2006	35.00	51,750
850	Biogen Idec Inc.	January 2006	40.00	459,000
650	Biomet	January 2006	40.00	4,875
600	Boston Scientific Corp.	January 2006	30.00	3,000
200	Boston Scientific Corp.	February 2006	30.00	4,500
200	Check Point Software Technologies Ltd.	January 2006	25.00	1,000
900	Check Point Software Technologies Ltd.	April 2006	22.50	56,250
300	Cisco Systems, Inc.	April 2006	17.50	23,250
300	Cisco Systems, Inc.	January 2006	17.50	5,250
300	Cisco Systems, Inc.	January 2006	20.00	1,500
500	Countrywide Financial Corp.	January 2006	37.50	5,000
400	Countrywide Financial Corp.	April 2006	35.00	87,000
450	Dover	March 2006	40.00	81,000
200	EBAY Inc.	January 2006	32.50	217,000
400	EBAY Inc.	January 2006	35.00	336,000
250	Fed Ex Corp.	January 2006	85.00	462,500
400	First Data Corp.	January 2006	42.50	47,000
250	First Data Corp.	May 2006	45.00	45,625
850	Flextronics International Ltd.	January 2006	12.50	4,250
450	Flextronics International Ltd.	January 2007	10.00	88,875
110	Harley-Davidson Inc.	January 2006	50.00	28,600
240	Harley-Davidson Inc.	May 2006	55.00	55,800
150	Hewitt Associates	June 2006	25.00	60,000
100	Hewlett Packard	January 2006	25.00	37,000
600	Hewlett Packard	May 2006	30.00	91,500
130	Home Depot	February 2006	42.50	5,850
200	Home Depot	May 2006	42.50	29,000
1,400	Intel	April 2006	25.00	199,500

See notes to financial statements.

Contracts (100 shares per contract)	Call Options Written	Expiration Date	Exercise Price	Market Value
300	International Game	January 2006	$ 27.50	$ 102,000
300	Kohl's Corp.	January 2006	50.00	22,500
250	Kohl's Corp.	April 2006	50.00	69,375
250	Laboratory Corp.	May 2006	55.00	52,500
300	Linear Technology	May 2006	37.50	47,250
200	Lowe's Cos, Inc.	January 2006	60.00	135,000
200	Lowe's Cos, Inc.	April 2006	65.00	94,000
200	Lowe's Cos, Inc.	July 2006	70.00	76,000
243	Mercury Interactive Corp.	January 2006	45.00	1,215
137	Mercury Interactive Corp.	April 2006	27.50	43,155
40	Merrill Lynch & Co., Inc.	January 2006	55.00	51,400
460	Merrill Lynch & Co., Inc.	July 2006	70.00	161,000
200	Morgan Stanley	January 2006	55.00	40,000
600	Nasdaq-100 Index Tracking Stock	January 2006	38.63	115,500
300	Nasdaq-100 Index Tracking Stock	March 2006	41.00	27,750
500	Oracle	June 2006	13.00	28,750
100	QLogic Corp.	January 2006	32.50	10,500
300	QLogic Corp.	January 2006	35.00	8,250
200	QLogic Corp.	April 2006	32.50	54,000
600	Ross Stores	May 2006	27.50	178,500
400	Stryker Corp.	June 2006	45.00	136,000
600	Symantec Corp.	January 2006	20.00	4,500
100	Symantec Corp.	April 2006	20.00	5,500
350	Target	July 2006	57.50	120,750
200	Texas Instruments, Inc.	January 2006	25.00	142,000
510	Tiffany & Co.	January 2006	30.00	425,850
71	United Parcel Service - Class B	July 2006	75.00	34,790
200	Waters Corp.	May 2006	40.00	37,500
150	Zimmer Holdings	June 2006	65.00	105,750
200	Zimmer Holdings	June 2006	70.00	88,000
	Total Call Options Written			
	(Premiums Received $5,990,194)			**$6,392,560**

See notes to financial statements.

Statement of **Assets and Liabilities** | December 31, 2005

ASSETS

Investments, at value (Note 2)	
Investment securites	$104,066,313
Repurchase agreements	34,870,000
Options	640,500
Total investments (cost $136,228,406)	139,576,813
Cash	20,879
Receivables	
Investment securities sold	1,313,170
Dividends and interest	36,154
Capital shares reinvested	320,781
Total assets	141,267,797

LIABILITIES

Options written, at value (premiums received of $5,990,194)	6,392,560
Payables	
Investment securities purchased	23,332,705
Independent trustee and auditor fees	32,451
Other expenses	3,107
Total liabilities	29,760,823

NET ASSETS — $111,506,974

Net assets consists of:	
Paid in capital	107,011,692
Undistributed net investment income (loss)	--
Accumulated net realized gain on investments and options transactions	1,549,241
Net unrealized appreciation on investments and options transactions	2,946,041
Net Assets	**$111,506,974**

CAPITAL SHARES ISSUED AND OUTSTANDING

An unlimited number of capital shares authorized, $.01 par value per share (Note 7)	5,610,766

NET ASSETS VALUE PER SHARE — $19.87

See notes to financial statements.

Statement of **Operations** | For the period April 27, 2005* through December 31, 2005

INVESTMENT INCOME (Note 2)	
Interest income	$ 509,028
Dividend income	408,357
Total investment income	917,385
EXPENSES (Note 3)	
Investment advisory	597,046
Administration	18,658
Fund Accounting	17,926
Independent trustee and auditor	47,001
Other	51,868
Total expenses	732,499
NET INVESTMENT INCOME	184,886
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	
Net realized gain on:	
Investments	4,978,269
Options	1,382,076
Net unrealized appreciation (depreciation) on:	
Investments	3,324,910
Options	(378,869)
NET GAIN ON INVESTMENTS AND OPTIONS TRANSACTIONS	9,306,386
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$9,491,272

* Commencement of operations.

See notes to financial statements.

Statement of **Changes in Net Assets**

For the period April 27, 2005* through December 31, 2005

INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	
Net investment income	$ 184,886
Net realized gain on investments and options transactions	6,360,345
Net unrealized appreciation on investments and options transactions	2,946,041
Total increase in net assets resulting from operations	9,491,272
DISTRIBUTION TO SHAREHOLDERS	
From net investment income	(184,886)
From net capital gains	(4,811,104)
Total distributions	(4,995,990)
CAPITAL SHARE TRANSACTIONS	
Proceeds from issuance of common shares	105,050,000
Reinvestment of dividends	1,831,589
Common share offering costs charged to paid-in-capital	(220,000)
Total increase in net assets resulting from capital share transactions	106,661,589
TOTAL INCREASE IN NET ASSETS	111,156,871
NET ASSETS	
Beginning of period	$350,103
End of period	$111,506,974

* Commencement of operations.

See notes to financial statements.

Financial **Highlights** | **For the period April 27, 2005* through December 31, 2005**

Per Share Operating Performance for One Share Outstanding Throughout the Period

Net Asset Value, Beginning of Period[1]	$19.10
Investment Operations	
Net Investment Income	0.03
Net realized and unrealized gain on investments and options transactions	1.68
Total from investment operations	1.71
Less distributions from:	
Net investment income	(0.03)
Capital gains	(0.87)
Total distributions	(0.90)
Offering Costs Charged to Paid-in-Capital	(0.04)
Net Asset Value, End of Period	$19.87
Market Value, End of Period	$20.28
Total Investment Return	
Net asset value (%)	8.83
Market value (%)	5.29
Ratios and Supplemental Data	
Net assets, end of period (thousands)	$111,507
Ratio of expenses to average net assets (%)[2]	0.97
Ratio of net investment Income to average net assets (%)[2]	0.25
Portfolio turnover (%)	49

* Commencement of operations.
[1] Before deduction of offering costs charged to capital.
[2] Annualized.
See notes to financial statements.

Notes to **Financial Statements** | **December 31, 2005**

Note 1 – **Organization:**

Madison Strategic Sector Premium Fund (the "Fund") was organized as a Delaware statutory trust on February 4, 2005. The Fund is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. The Fund commenced operations on April 27, 2005. The Fund's primary investment objective is to provide a high level of current income and current gains, with a secondary objective of long-term capital appreciation.

The Fund will pursue its investment objectives by investing in a portfolio consisting primarily of common stocks of large and mid-capitalization issuers that are, in the view of the Fund's Investment Advisor, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. There can be no assurance that the Fund will achieve its investment objectives. The Fund's investment objectives are considered fundamental and may not be changed without shareholder approval.

Note 2 – **Significant Accounting Policies:**

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

(b) Valuation of Investments

Readily marketable portfolio securities listed on an exchange or traded in the over-the counter market are generally valued at their last reported sale price. If no sales are reported, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued by such method as the Fund's Board of Trustees shall determine in good faith to reflect its fair value. Portfolio securities traded on more than one securities exchange are valued at the last sale price at the close of the exchange representing the principal market for such securities. Debt securities are valued at the last available bid price for such securities or, if such prices are not available, at the mean between the last bid and asked price. Exchange-traded options are valued at the mean of the best bid and best asked prices across all option exchanges.

Short-term debt securities having a remaining maturity of sixty days or less are valued at amortized cost, which approximates market value.

(c) Investment Transactions and Investment Income

Investment transactions are accounted for on the trade date. Realized gains and losses on investments are determined on the identified cost basis. Dividend income is recorded net of applicable withholding taxes on the ex-dividend date and interest income is recorded on an accrual basis.

(d) Repurchase Agreement

The Fund may invest in repurchase agreements, which are short-term investments in which the Fund acquires ownership of a debt security and the seller agrees to repurchase the security at a future time and specified price. Repurchase agreements are fully collateralized by the underlying debt security. The Fund will make payment for such securities only upon physical delivery or evidence of book entry transfer to the account of the custodian bank. The seller is required to maintain the value of the underlying security at not less than the repurchase proceeds due the Fund.

Note 3 – **Investment Advisory Agreement and Other Transactions with Affiliates:**

Pursuant to an Investment Advisory Agreement between the Fund and Madison Asset Management, LLC, a wholly-owned subsidiary of Madison Investment Advisors, Inc. (collectively "the Advisor"), the Advisor, under the supervision of the Fund's Board of Trustees, will provide a continuous investment program for the Fund's portfolio; provide investment research and make and execute recommendations for the purchase and sale of securities; and provide certain facilities and personnel, including officers required

for the Fund's administrative management and compensation of all officers and trustees of the Fund who are its affiliate. For these services, the Fund will pay the Investment Advisor a fee, payable monthly, in an amount equal to 0.80% of the Fund's average daily net assets.

Under a separate Services Agreement, effective April 26, 2005, the Advisor provides fund administration services, fund accounting services, and arranges to have all other necessary operational and support services, for a fee, to the Fund. Such services include Transfer Agent, Custodian, Legal, and other operational expenses. These fees are accrued daily and shall not exceed 0.18% of the Fund's average daily net assets. The Advisor assumes responsibility for payment of all expenses greater than 0.18% of average net assets.

Note 4 – **Federal Income Taxes:**

The Fund intends to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies. Accordingly, no provision for U.S. federal income taxes is required. In addition, by distributing substantially all of its ordinary income and long-term capital gains, if any, during each calendar year, the Fund intends not to be subject to U.S. federal excise tax.

Information on the tax components of capital, excluding option contracts, as of December 31, 2005 is as follows:

Aggregate Cost	$135,611,403
Gross unrealized appreciation	5,926,556
Gross unrealized depreciation	(2,601,646)
Net unrealized appreciation (depreciation)	$ 3,324,910

Net realized gains or losses may differ for financial reporting and tax purposes primarily as a result of the deferral of losses relating to wash sale transactions.

Due to inherent differences in the recognition of income, expenses, and realized gains/losses under U.S. generally accepted accounting principles and federal income tax purposes, permanent differences between book and tax basis reporting have been identified and appropriately reclassified on the Statement of Assets and Liabilities. A permanent book and tax difference relating to short-term capital gains in the amount of $4,811,104 was reclassified from accumulated net realized gain to accumulated undistributed net investment income.

For the period ended December 31, 2005, the tax character of distributions paid to shareholders was $4,995,990 of ordinary income. The Fund designates 6.21% of dividends declared from net investment income and short-term capital gains during the period ended December 31, 2005 as qualified income under the Jobs and Growth Tax Relief Reconstruction Act of 2003.

Note 5 – **Investment Transactions:**

During the period, the cost of purchases and proceeds from sales of investments, excluding short-term investments were $145,538,154 and $46,910,233, respectively. No U.S. Government securities were purchased or sold during the period.

Note 6 – **Covered Call Options:**

The Fund will pursue its primary objective by employing an option strategy of writing (selling) covered call options on common stocks. The number of call options the Fund can write (sell) is limited by the amount of equity securities the Fund holds in its portfolio. The Fund will not write (sell) "naked" or uncovered call options. The Fund seeks to produce a high level of current income and gains generated from option writing premiums and, to a lesser extent, from dividends.

An option on a security is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option at a specified exercise or "strike" price. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price (in the case of a call) or to pay the exercise price upon delivery of the underlying security (in the case of a put).

There are several risks associated with transactions in options on securities. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.

Transactions in option contracts during the period ended December 31, 2005 were as follows:

	Number of Contracts	Premiums Received
Options written	45,123	$10,438,478
Options expired	(7,331)	(1,282,001)
Options closed	(1,537)	(301,496)
Options assigned	(12,869)	(2,864,787)
Options outstanding at December 31, 2005	23,386	$5,990,194

Note 7 – **Capital:**

Common Shares

In connection with its organizational process, the Fund sold 5,240 and 13,090 common shares of beneficial interest to the Advisor and Frank Burgess, founder of the Advisor and Trustee of the Fund, for consideration of $100,084 and $250,019, respectively. The Fund has an unlimited amount of common shares, $0.01 par value, authorized and issued 5,500,000 shares of common stock in its initial public offering. These shares were all issued at $19.10 per share for total consideration of $105,050,000 after deducting the sales load but before a reimbursement of expenses to the underwriters of $0.005 per share.

Offering costs of $220,000 or $0.04 per share, in connection with the issuance of the common shares have been borne by the Fund and were charged to paid-in-capital. The Advisor has agreed to pay the Fund's organizational expenses and all offering costs in excess of $220,000.

In connection with the Fund's dividend reinvestment plan, the Fund issued 92,436 shares for a total reinvestment of $1,831,589 during the period.

Note 8 – **Indemnifications**

In the normal course of business, the Fund enters into contracts that provide general indemnifications. The Fund's maximum exposure under these arrangements is dependent upon claims that may be made against the Fund in the future and, therefore cannot be estimated; however, the risk of material loss from such claims is considered remote.

Additional Information. Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940 that from time to time the Fund may purchase shares of its common stock in the open market at prevailing market prices.

This report is sent to shareholders of the Fund for their information. It is not a prospectus, circular or representation intended for use in the purchase or sale of shares of the Fund or any securities mentioned in the report.

Management **Information** | December 31, 2005

Independent Trustees

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Philip E. Blake 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since April 2005	Private investor; retired President and CEO of Madison Newspapers, Inc.; and Vice President, Lee Enterprises, Incorporated.; managing partner of Forecastle, Inc. (2000-present).	All 12 Mosaic Funds and the Madison Strategic Sector Premium Fund.	Madison Newspapers, Inc., of Madison, WI; Nerites Corp.; Trustee of the Madison Claymore Covered Call Fund.
James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 1944	Trustee	Indefinite Term since April 2005	Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI.	All 12 Mosaic Funds and the Madison Strategic Sector Premium Fund.	Park Bank; Trustee of the Madison Claymore Covered Call Fund.
Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1938	Trustee	Indefinite Term since April 2005	Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide).	All 12 Mosaic Funds and the Madison Strategic Sector Premium Fund.	Grand Mountain Bank, FSB; Trustee of the Madison Claymore Covered Call Fund.

Interested Trustee*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Frank E. Burgess 550 Science Drive Madison, WI 53711 Born 1942	Trustee and Senior Vice President	Indefinite Terms since April 2005	Founder, President and Director of Madison Investment Advisors, Inc.	All 12 Mosaic Funds and the Madison Strategic Sector Premium Fund.	Capitol Bank, FSB; Trustee of the Madison Claymore Covered Call Fund.

Officers*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Katherine L. Frank 550 Science Drive Madison, WI 53711 Born 1960	President	Indefinite Term since April 2005	Principal and Vice President of Madison Investment Advisors, Inc. and President of Madison Mosaic, LLC	President of all 12 Mosaic Funds, Trustee of all Mosaic Funds except Mosaic Equity Trust; President of the Mosaic Strategic Sector Premium Fund.	None
Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since April 2005	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Mosaic Funds and the Madison Strategic Sector Premium Fund.	None

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Ray DiBernardo 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since April 2005	Vice President of Madison Investment Advisors, Inc.	All 12 Mosaic Funds and the Madison Strategic Sector Premium Fund.	None
W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 5/13/1960	Secretary, General Counsel and Chief Compliance Officer	Indefinite Terms since April 2005	Principal of Mosaic Funds Distributor, LLC; General Counsel and Chief Compliance Officer for Madison Investment Advisors, Madison Scottsdale, LC and Madison Mosaic, LLC; General Counsel for Concord Asset Management, LLC	All 12 Mosaic Funds and the Madison Strategic Sector Premium Fund.	None
Greg Hoppe 550 Science Drive Madison, WI 53711 Born 4/28/1969	Chief Financial Officer & Treasurer	Indefinite Term since April 2005	Vice President of Madison Mosaic, LLC; Chief Financial Officer of all 12 Mosaic Funds	All 12 Mosaic Funds and the Madison Strategic Sector Premium Fund.	None

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Mosaic Funds at 1-800-368-3195.

Forward-Looking Statement Disclosure.
One of our most important responsibilities as investment company managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information.
The Fund adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolios. Additionally, information regarding how the Fund voted proxies related to portfolio securities, if applicable, during the period ended December 31, 2005 is available to you upon request and free of charge, by writing to Madison Strategic Sector Premium Fund, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Fund's proxy voting policies and voting information may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Fund will respond to shareholder requests for copies of our policies and voting information within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure.
The Fund files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commission's website. The Fund's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Fund are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call the Fund at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Dividend Reinvestment **Plan** | **December 31, 2005**

Unless the registered owner of common shares elects to receive cash by contacting the Plan Administrator, all dividends declared on common shares of the Fund will be automatically reinvested by Computershare Trust Company, Inc. (the "Plan Administrator"), Administrator for shareholders in the Fund's Dividend Reinvestment Plan (the "Plan"), in additional common shares of the Fund. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received and processed by the Plan Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on your behalf and may re-invest that cash in additional common shares of the Fund for you. If you wish for all dividends declared on your common shares of the Fund to be automatically reinvested pursuant to the Plan, please contact your broker.

The Plan Administrator will open an account for each common shareholder under the Plan in the same name in which such common shareholder's common shares are registered. Whenever the Fund declares a dividend or other distribution (together, a "Dividend") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in common shares. The common shares will be acquired by the Plan Administrator for the participants' accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized common shares from the Fund ("Newly Issued Common Shares") or (ii) by purchase of outstanding common shares on the open market ("Open-Market Purchases") on the New York Stock Exchange or elsewhere. If, on the payment date for any Dividend, the closing market price plus estimated brokerage commission per common share is equal to or greater than the net asset value per common share, the Plan Administrator will invest the Dividend amount in Newly Issued Common Shares on behalf of the participants. The number of Newly Issued Common Shares to be credited to each participant's account will be determined by dividing the dollar amount of the Dividend by the net asset value per common share on the payment date; provided that, if the net asset value is less than or equal to 95% of the closing market value on the payment date, the dollar amount of the Dividend will be divided by 95% of the closing market price per common share on the payment date. If, on the payment date for any Dividend, the net asset value per common share is greater than the closing market value plus estimated brokerage commission, the Plan Administrator will invest the Dividend amount in common shares acquired on behalf of the participants in Open-Market Purchases.

If, before the Plan Administrator has completed its Open-Market Purchases, the market price per common share exceeds the net asset value per common share, the average per common share purchase price paid by the Plan Administrator may exceed the net asset value of the common shares, resulting in the acquisition of fewer common shares than if the Dividend had been paid in Newly Issued Common Shares on the Dividend payment date. Because of the foregoing difficulty with respect to Open-Market Purchases, the Plan provides that if the Plan Administrator is unable to invest the full Dividend amount in Open-Market Purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Administrator may cease making Open-Market Purchases and may invest the uninvested portion of the Dividend amount in Newly Issued Common Shares at net asset value per common share at the close of business on the Last Purchase Date provided that, if the net asset value is less than or equal to 95% of the then current market price per common share; the dollar amount of the Dividend will be divided by 95% of the market price on the payment date.

The Plan Administrator maintains all shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Common shares in the account of each Plan participant will be held by the Plan Administrator on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instruction of the participants.

There will be no brokerage charges with respect to common shares issued directly by the Fund. However, each participant will pay a pro rata share of brokerage commission incurred in connection with Open-Market Purchases. The automatic reinvestment of Dividends will not relieve participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Dividends.

The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants.

All correspondence or questions concerning the Plan should be directed to the Plan Administrator, Computershare Trust Company, Inc., 2 North LaSalle Street, Chicago, IL, 60602, Phone Number: (800) 727-0196 or (312) 360-5486.

MSP | Madison Strategic Sector Premium Fund

Investment Advisor

Madison Asset Management, LLC.
550 Science Drive
Madison, WI 53711

Administrator

Madison Investment Advisors, Inc.
550 Science Drive
Madison, WI 53711

Custodian

US Bank NA
Cincinnati, Ohio

Transfer Agent

Computershare Investor Services, LLC
Chicago, Illinois

Legal Counsel

Skadden, Arps, Slate, Meagher & Flom, LLP
Chicago, Illinois

Independent Registered Public Accounting Firm

Grant Thornton LLP
Chicago, Illinois

Privacy Principles of Madison Strategic Sector Premium Fund for Shareholders

The Fund is committed to maintaining the privacy of shareholders and to safeguarding its non-public information. The following information is provided to help you understand what personal information the Fund collects, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, the Fund does not receive any nonpublic personal information relating to its shareholders, although certain nonpublic personal information of its shareholders may become available to the Fund. The Fund does not disclose any nonpublic personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

The Fund restricts access to nonpublic personal information about the shareholders to Madison Asset Management, LLC and Madison Investment Advisors, Inc. employees with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards designed to protect the nonpublic personal information of its shareholders.

Question concerning your shares of Madison Strategic Sector Premium Fund?

- If your shares are held in a Brokerage Account, contact your Broker
- If you have physical possession of your shares in certificate form, contact the Fund's Transfer Agent:
  Computershare Investor Services, LLC, 2 North LaSalle Street, Chicago, Illinois 60602   1-800-727-0196

This report is sent to shareholders of Madison Strategic Sector Premium Fund for their information. It is not a Prospectus, circular or representation intended for use in the purchase or sale of shares of the Fund or of any securities mentioned in this report.



Investment Advisors, Inc.

550 SCIENCE DRIVE
MADISON, WI 53711
1-800-767-0300
www.madisonfunds.com